Exhibit 3.2

Second Amendment to the Amended and Restated Bylaws
of OneMain Finance Corporation (formerly known as Springleaf Finance Corporation and as American
General Finance Corporation)

Effective as of July 1, 2020

The Amended and Restated Bylaws of OneMain Finance Corporation., an Indiana corporation (formerly known as Springleaf Finance Corporation and as American General Finance Corporation) (the “Company”), adopted by the Board of Directors of the Company on October 7, 2009, and effective as of October 8, 2009, and any amendments made thereafter (the “Current Bylaws”), are hereby further amended as follows:
Deleting each reference in the Current Bylaws to “American General Finance Corporation” (as previously changed to “Springleaf Finance Corporation”) and substituting in lieu thereof “OneMain Finance Corporation.”